UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                             CLUBHOUSE VIDEOS, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                     Florida
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   56-2339948
                      -------------------------------------
                     (I. R. S. Employer Identification No. )

                      120 International Parkway, Suite 220
                                Heathrow, Florida
                     --------------------------------------
                    (Address of principal executive offices)

                                      32726
                                    --------
                                   (Zip Code)

Issuer's telephone number (407) 304-4764

Securities to be registered pursuant to Section 12(b) of the Act.

None


Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, $.0001 par value per share
                                 --------------
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Business

     Club House Videos, Inc. is a development stage company located in Longwood, Florida. In September 2001, Raven Moon Entertainment, Inc. ("Raven Moon") formed a subsidiary, Raven Moon Home Video Products, LLC, to market products developed and produced by Raven Moon, including videos and related items. After setting up a number of distributors and distribution channels, Raven Moon decided to spin off Raven Moon Home Video Products, LLC in to a separate, publicly traded company called Club House Videos, Inc. ("CHV"). CHV distributes certain assets and other products under exclusive agreements with Raven Moon and other videos and audio products from other producers of children's and family entertainment.

     CHV markets and distributes children's videos and music CD's based upon programming produced for television and E-commerce websites aimed at the children and young adult markets. Our management team is aware of the interest in educational children's programming on television and videos, DVD's and music CD's. We believe we are in a dynamic and growing market niche given the marked expansion of cable television networks and FCC laws that mandate that broadcasters supply viewers with a certain number of hours of educational programs for children each week or lose their broadcast licenses. In turn, these programs will generate merchandising opportunities, for which we in position to exploit by utilizing our distribution channels.

     The Children's Television Act of 1990 ("CTA") requires the Federal Trade Commission, in its review of each television broadcast license renewal application, to consider the extent to which the licensee has served the educational and informational needs of children through the licensee's overall programming, including programming specifically designed to serve such needs. In enacting the CTA, Congress found that television has the power to teach children that television can assist children to learn important information, skills, values, and behavior, while entertaining them and exciting their curiosity to learn about the world around them. Congress also found, however, that there are significant market disincentives for commercial broadcasters to air children's educational and informational programming. Therefore, Congress intended the CTA to counteract these market disincentives and to ensure that broadcasters adhere to their obligation under the CTA to air programming specifically designed to serve the educational and informational needs of children and to improve public access to information about the availability of these programs.

     The FTC ordinarily relies on the good faith judgments of broadcasters as to whether programming satisfies this obligation, but will evaluate compliance of individual programs under a new definition of "core programming" only as a last resort. This new definition of core programming includes objective elements, such as a regularly scheduled, weekly program of at least 30 minutes, and aired between 7:00 a.m. and 10:00 p.m. The program must also be identified as educational and informational for children when it is aired and must be listed in the children's programming report placed in the broadcaster's public inspection file.

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     The current list of cities, stations, affiliates and air dates where "Gina
D's Kids Club" will air is as follows:

Top 20 US Market

Market              Station              Affiliate       Air Dates
-------             --------             ----------      ---------
Albuquerque         KAZQ                 Independant     starts Oct. 2
Atlanta             WATC                 Independant     FEB. 1, 2005/Wed@4p
Augusta             WBEK                 UPN             Sept./Sat @ 7a
Baltimore           WMPB                 PBS             Sept./Sun@6:30a
Bangor              WBGR                 PAX             Sept/Mon@9am
Baton Rouge         WBTR                 UPN             Sept.Sat@9:30a
Charlotte           WLNN                 Independant     Sept. Mon@9am
Chattanooga         WYHB                 Independant     Sept./Sun@11:30am
Chicago             WJYS                 Independant     September
Colorado Springs    KWHS                 Independant     Sept.
Columbus, OH        WSFJ                 Independant     Sept.
Corpus Christi      KTOV                 UPN             Sept.
Davenport           WBQD                 Independant     Sept. Mon@9am
Dayton              TV9                  Independant     Sept./Mon@9am
Denver              KWHD                 Independant     Sept.
Des Moines          KDAO                 Independant     Sept. Mon @ 9am
Elmira              UPN 23               Independant     Sept./Mon @ 9am
Erie                CABLE 20             Independant     Sept. Mon @ 9am
Ft. Wayne           WANE-DT              CBS             Sat @ 11:30am
Grand Junction      KGJT                 CBS             Sept./Sat@9am
Greensboro          WGSR                 Independant     Sept.
Greenwood           WEBU                 Independant     Sept. Mon @ 9am
Harrisburg          WGCB                 Independant     Tues @ 3:30p
Honolulu            KWHE                 Independant     Sept.
Huntsville          WYLE                 Independant     Sat 10am
Idaho Falls         KPIF                 Independant     Sept/Mon@9am
Indianapolis        WHMB                 Independant     Sept. 11 start
Jackson, MS         WDBD/WXMS            WB/UPN          Sept.
Jacksonville        Ancient City Network Independant     Sept.
Joplin              KGCS                 Independant     Sept. Mon@9am
Knoxville           WEEE                 UPN

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Las Vegas           KTUD                 UPN             Sept./Sun@8am
Los Angeles         KHIZ                 Independant
Louisville          WYCS                 Independant     Sept.
Memphis             WBII                 Independant     Sept./Tues@4pm
Mobile              WRBD                 Independant     Sept/Mon@9am
Monroe/ElDorado     KEJB                 UPN             Sept.
Montgomery          WAXC                 PAX             Sept.
Nashville           WLLP                 Independant     Sept.
New Orleans         WHNO                 Independant     Sept./Sat@7:30am
New York            WNYE                 PUB
Oklahoma City       KOCO                 ABC             Sept. 11/IF AIRED:
                                                         5A-6A
Orlando             WKMG                 CBS             Sept./Sun @6:30a
Paducah             WUWT                 Independant     Sept/Mon@9am
Philadelphia        WYBE                 Independant     Sept/Fr: 8:30a/4p
Phoenix             KAZT                 Independant     Sat 7am start 10/2
Pittsburgh          WQEX                 PBS             October, time-date TBA
Raleigh             WYBE                 Independant     Sept. Mon@9am
Roanoke             WDRL                 UPN             Sept.
Salisbury           WCPB                 PBS             Sept./Sun@ 6:30am
Salt Lake City      KUEN                 PBS             Jan. 2005
San Francisco       KBWB                 WB              Oct. 2start/Sat@6:30a
Savannah            WGSA                 PAX             Sept/Sa@9a&Su@10:30a
Seattle             KHCV                 Independant     Sept. Mon:6:30p
Shreveport          KHSS/KSHV            Fox/WB          Sept.
Sioux Falls         KTTW                 Independant     Sept. Mon @ 9am
South Bend          WHME                 Independant     Sept.
Spokane             KTYJ                 Independant     Sept. Mon @ 9am
Springfield, MO     K07XL                Independant     Sept/Mon@9am
Toledo              WFND                 Independant     Sept. Mon @ 9am
Tri-Cities          WCYB                 WB              Sept./Sat@7:30am
Tulsa               KWHB                 Independant     Sept.
Twin Falls          KBAX                 Independant     Sept./Mon@9am
Washington, DC      WJAL/WHUT            Independant     Sat@ 7am
Wichita-Hutchinson  KTQW-CA              Independant     Sept. Mon @ 9am
Wilkes Barre        WYLN                 Independant     Sept/ Mon@9am
Youngstown          WBCB                 NBC             Nov/Sa/Su @ 6:00a
Yuma                K23BJ                Independant     Sept./Mon @ 9am

                    WALV                 Independant     Sept/

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                    KWBJ                 WB              Sept./Sat@11am
US Virgin Islands   WSVI                 ABC             Sept
Pacific             KUAM                 N/A             Sept.M@3p
Telestations

     According to a 150 page industry report titled "The Children's Video Market," prepared and published by the Packaged Facts Group, the market for Children Videos (a.k.a. Kidvid) in the US broke the $3 Billion Mark in 1996. Kidvid sales surpassed $4.2 Billion in 2001, representing an average annual growth rate of eight (8%) percent. Projected grow through 2006 is estimated at $5.9 billion. This represents both sales for rental and the sell-through market. Children demographic profile is expected to stabilize, but other trends will sustain Kidvid segment growth.

     We have been granted a license to manufacture, market and sell a variety of products, including the right to purchase two "Cuddle Bug" toys and two "TV TED" toy products directly from JB Toys, LLC, a subsidiary of Raven Moon, and the right to acquire future video half-hour episodes and Music CD products produced by Raven Moon. We believe we have a reasonable chance of being successful marketing videos, DVD's, CD's, and licensed merchandise based on the "Gina D's Kids Club" show by building upon the channels of distribution already established for these products. These channels include a full e-commerce website (WWW.CLUBHOUSEVIDEOS.COM) which offers not only the "Gina D's" products but also integration with Amazon.com children's products (toys, books, CDs, videos and DVDs). Through one of Amazon.com's retailing programs, CHV is able to earn commissions and to offer a wider selection of children's products without the cost of carrying inventory.

     Our revenues for the period from inception, September 26, 2001 through June 30, 2004 $46,978, and our net loss during that same period was $3,729,527, or $0.1565 per share. Because we are in the development stage and our revenues are small, and since we have no assurance of raising the capital we need for growth, our independent auditors have given us a "going concern" opinion in their audit of our financial statements.

     CHV has acquired from Raven Moon the rights to market, merchandise, and sell the following products:

   1. Gina D's Kids Club Video Tape Volume 1. "Join the Club"

   2. Gina D's Kids Club Video Tape Volume 2. "Good News"

   3. Gina D's Kids Club Video Tape Volume 3. "Smile-Ability"

   4. Sing Along with Gina D Video Tape Volume 1.

   5. Sing Along with Gina D Volume 1. DVD

   6. Gina D's Kids Club 3 Episode DVD

   7. Gina D's Kids Club Music CD Volume 1.

   8. Gina D's Kids Club Music CD Volume 2.

   9. Young America CD

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   10. Cuddle Bug (plush toy)

   11. Christmas Cuddle Bug (plush toy)

   12. Gina D's Super Hits Dance Party CD

   13. Gina D's Cuddle Bug Christmas Television Special DVD

   14. Gina D's Cuddle Bug Christmas Music CD

   15. TV TED Bobble Head Doll

   16. TV TED plush toy


Description of Episodes
-----------------------

     There are currently 17 shows and a Christmas Special. Another 17 shows are scheduled to begin production in the fall of 2004. Each program features original theme-based songs.

Show #1- Clouds, Stars & Sunshine Program Theme: "Learning about the Weather." Gina D and her clubhouse of characters take little viewers at home on a journey of wonder and delight as they experience the changing weather in the sky above the clubhouse. Sunshine means playing hula-hoop in the backyard, rain means a rainbow full of colors, and at night stars light up the sky in different patterns. Other segments include Simon meeting Hammy's imaginary friend, Kids Club pet Doggie Brown introducing an animated cartoon, and Miss Muffin making sunshine cookies.

Show #2- Imagination Program Theme: "Learning to use your Imagination." Gina D turns her clubhouse into a magical pretend world of fantasy and fun for viewers at home. Birdie and Hammy use their imagination, to turn the living room couch into an airplane, the BoBo Blocks go on an imaginary train ride to visit letters in the alphabet, and Mr. Pockets leads an imaginary band of instruments that has everyone laughing. Throughout the show, Gina and the characters imagine what it's like to be in a variety of professions, in a marching band, or even a fish! Gina introduces a host of new original songs including "Imagine If" and "Bedtime Stories."

Show #3- Good News Program Theme: "Spread a little Good News!" Gina and her clubhouse friends emphasize the importance of kindness and sharing with others. This positive behavior is reinforced throughout the program with characters Hammy, Fishy, Mr. Pockets, a talking garden flower and others. Later Simon Wannabe organizes a Good News party that features the Cuddle Bugs and a "Do The Cuddle Bug" song.

Show-#4- Sing-A-Song Day Program Theme: "Music is Fun." It's raining outside and Gina and her cast of clubhouse characters are stuck inside. What to do? How about playing games and singing songs? Simon, Mr. Pockets and Pierre D artist come up with some creative games that are fun but also utilize math, spelling, and identifying colors. Gina encourages young viewers to help solve game puzzles, and leads a sing-a-long featuring music videos with the neighborhood kids.

                                       5

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Show #5- Helping Hand Program Theme: "Be Courteous and Lend a Hand to Others!"
Clubhouse puppets Birdie and Kitty refuse to help each other, creating an opportunity for Gina to teach little viewers about the importance of being courteous. Simon and Gina demonstrate how to make a helping hands clothesline during the arts and crafts segment, Miss Muffin makes cookies that look like little hands for her helping hands rap song, and Gina and Hammy emphasize the importance of being a caring friend. Throughout the show Gina and TV Ted sing new songs supporting the program theme including the "Helping Hands Song" and "It's Nice to be Nice."

Show #6- "TV Ted's Birthday." Program Theme: "Planning a Birthday Party." Let's Party! Gina's animated clubhouse friend TV Ted has a birthday and she wants everyone to be a part of the celebration. She sings a variety of original songs like "Birthdays," "Let's Have A Party," "Blow Out The Candles," and more. Meanwhile Mr. Pockets creates funny things out of balloons, Simon helps teach kids how to make their own party hats out of paper plates, and Miss Muffin makes the TV Ted birthday cake while singing a rap song. The show ends with all the neighborhood kids attending TV Ted's birthday party.

Show #7- Playtime Program Theme: "Playtime." It's for everyone! In this lively episode, Gina gets everyone at home ready for playtime at the Kids Club with a new set of musical treats, games, and a new set of Kids Club characters called The Cuddle Bugs. The show is filled with games and songs featuring Gina, Simon and the neighborhood kids. TV Ted takes everyone on a train ride while singing "The Train Song" and Miss Muffin Cooks up the laughs with her rendition of how to spell words using a cookie alphabet.

Show #8- Scrapbook Day Program Theme: "Making a Scrapbook." Hammy, Birdie and Kitty are full of questions about scrapbooks. What is a scrapbook? Why should anyone make one? Gina and Simon answer puppet questions by creating a Kids Club scrapbook of their own and Gina gets everyone involved in the project. Pierre D' Artist helps to design and color the cover, Simon gathers pictures from the attic, and Miss Muffin makes some `picture perfect' treats. As Gina and her friends reminisce about special moments displayed in each scrapbook picture, the picture transitions into a video clip from that show.

Show #9-Visit To The Doctor Program Theme: "Calming fears associated with a trip to the Doctor." Say Ahhh! Simon has a doctor's appointment and he's scared to death of the unknown and Kids Club doctor, Dr. Funny Bone. His fears are similar to those experienced by children ages 3-5. Gina and the other Kids Club characters present situations and special songs to calm his fears and bring out the positive aspects of staying healthy. Special appearance by the Transistor Sisters.

Show #10- Shapes and Sizes Program Theme: "Learning about Shapes." Gina and the clubhouse puppets introduce young viewers to the many shapes and sizes of the objects inside the clubhouse and show how they each resemble a circle, triangle, or a square. Throughout the show, Kids Club characters reinforce that theme with an assortment of set-ups. Mr. Pockets does an interactive segment with viewers to identify graphic shapes he magically pulls from his many pockets, Pierre D

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Artist colors them, and Miss Muffin turns them into cookies. Getting yourself in shape also becomes a part of the show with Gina and the fully animated
Transistor Sisters singing a song called "Spin It". They encourage viewers to join a low-key exercise using circular arm and body movements.

Show #11- Join the Club Program Theme: "YOU are Special!" Gina D makes sure little viewers get the message as she gently instructs them on the individual gifts and talents that make each of us special. Inspirational songs like "Believe in Your Dreams," creative question and answer segments with Kids Club puppets, and an animated story time cartoon feature with Ela the Elephant, counting cookies with Miss Muffin, and making shakers with Simon Wannabe are constant reminders of this positive message.

Show#12- TV Ted Needs Help Program Theme: "TV Ted is sick" Something is wrong with the Kid's Club talking television set. He has the hiccups and it's causing him to play videos without being able to stop. Gina calls in Kids Club handyman Simon Wannabe who brings in all kinds of silly props to do the repairs. Along with the puppets, young viewers are home are encouraged to help Simon solve the problem using numbers and colors from his repair manual and get TV Ted back in shape.

Show #13- Let's Go To The Zoo Program Theme: "Learning about Different Animals." Animals can talk! Clubhouse pets Doggie Brown, Kitty, Birdie, and Fishy take center stage with Gina to entertain and teach young viewers about different animals and pets at home, and TV Ted takes them on a special field trip to the zoo. Simon, Mr. Pockets and Pierre each present an interactive segment to identify specific animals from Zebra's to Kangaroos, and Miss Muffin makes animal crackers in the Kids Club Kitchen.

Show-#14- Let's Get Fit Program Theme: "Exercise is Fun!" Everyone at the clubhouse needs to get in shape! Gina and her cast of clubhouse characters discuss the importance of exercise, and good eating habits. Creative skits with Hammy, and Kitty look at a simplistic explanation of how food makes us grow and Miss Muffin creates nutritious treats in the kitchen by making funny food faces out of a variety of vegetables and fruits. A special `spin it' exercise segment features Gina and The Transistor Sisters.

Show #15-Smilability Program Theme: "YOU have Smile-a-bility!" Gina reminds her friends at home that you're not dressed until you have your smile on, then treats viewers to a program filled with a new batch of catchy songs and educational segments that include Hammy, Kitty, Miss Muffin and others. From learning letters of the alphabet to an animated story time feature celebrating Mr. Pocket's birthday. Everyone's smiling.

Show-#16- Good Manners Program Theme: "Learning Good Manners." What are the basic social skills children need for life? Gina and her friends discuss basic manners for children using creative everyday situations at the clubhouse. The Golden Rule habit of saying please, thank you, and you're welcome is a constant reminder of the clubhouse theme for the day. Skits with Miss Muffin and puppets Hammy and Kitty include respecting parents, telling the truth and respect for others. Special appearance by the Transistor Sisters.

                                       7

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Show#17- The Musical Alphabet Program Theme: "Music by the Letter." Simon is
showing off his ability to recite the entire alphabet without making a mistake. The only problem is he keeps misplacing the order of the letters. Gina, Mr. Pockets, Pierre D'Artist, and the clubhouse puppets unite to help Simon get all the letters in order by associating each letter with a musical note and a color. Each letter helps spell out a word in the title of a Kids Club Music video.

Show #18-Gina D's Cuddle Bug Christmas Program Theme: "Sharing with Others" It's Christmas at the clubhouse and while everyone else is preparing to enjoy the holiday together, Hammy is focused only on the list of the presents HE wants. It becomes his obsession, but with Gina's nurturing, and the encouragement of Simon and the rest of the gang, Hammy finds out the greatest gift of all doesn't come inside a box. The gift of joy comes from inside the person who offers it. The show also features a Bo-Bo- Blocks cartoon called "Lets Decorate the Tree" and Miss Muffin making Gingerbread cookies that dance off the cookie sheet.

     The Company also has the right to purchase up to ten (10) more half-hour "Gina D's Kid's Club" television programs produced by Raven Moon at a fixed price of $300,000 per episode and up to fifty-two (52) additional episodes at a negotiated rate. The Television airing rights and the rights to license merchandise from characters in the show will remain with Raven Moon.

     To accomplish our goal of purchasing video and audio properties from Raven Moon and other similar producers, we intend to raise up to $20 million over the next 3-5 years through one or more private offerings and/or a Registered offerings. However, we cannot give any assurance that we will ever be able to raise any of these funds or commence these activities. With these funds, we plan to operate the business, promote our e-commerce website, and purchase distribution rights to entertainment properties and television programs in target markets.

     CHV plans to use this capital to amass a library of children's videos and music albums for distribution through its existing channels and through its website WWW.CLUBHOUSEVIDEOS.COM. Besides offering Raven Moon products on our website, we handle a large selection of products through selective links with Amazon.com. With these links, users are able to purchase a large variety of child-related products in the United States and abroad. Amazon handles shipping and inventory of all non-Raven Moon products, while CHV maintains inventories and ships Raven Moon merchandise under a service contract with Management Solutions International, Inc.

There are three e-commerce sales methods employed on the CHV website depending on what is being bought and how the customer goes about making his/her selections:

A. The first method that generates the highest percentage of sales is when the customer purchases a product that has been acquired by ClubHouse Videos Inc. ClubHouse Videos receives 50% of the revenue from this sale. The other 50% is paid to Management Solutions International Inc. to cover the cost of maintaining the website, shipping, and other expenses. Last Quarter sales were $622.91 from the sale of "Gina D's Kids Club" products.

B. If the customer sees an item on the CHV website that is offered by Amazon.com then the click through will take them to Amazon's website where if the customer purchases the item there is a commission of 4% by CHV under Amazon's Associate Program. If the customer browses Amazon's site and buys some other item there is a commission that ranges from 1% to 5%. The commissions from this program generated $3.38 this past quarter and $13.89 since its inception in May of 2003.

C. The third method is if the a customer is on the Amazon website and purchases a ClubHouse Video owned product, than Amazon will purchase the product directly from ClubHouse at 67% of the retail price.


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                                  RISK FACTORS
                                  ------------

We may Be Unable to Raise Additional Capital
--------------------------------------------

If we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model. We are seeking additional sources of financing, which may include short- term debt, long- term debt or equity. However there is no assurance that we will be successful in raising additional capital. If additional financing is not available when required or is not available on acceptable terms, than we may be unable to continue our operations at current levels.

We Are A Development Stage Company And Our Operations Fluctuate
---------------------------------------------------------------

We are subject to all of the risks, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business. Throughout this development stage, we have generated limited revenues from operations. As a result, we have a limited relevant operating history on which an evaluation of our prospects and performance can be made.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business and the competitive environment in which we operate. It is likely that we will continue to incur additional losses in the future. Accordingly, there can be no assurance that we will be able to achieve increased levels of revenue in the future or that our future operations will be profitable.

Because we are in the development stage and our revenues are small, and since we have no assurance of raising the capital we need for growth, our independent auditors have given us a "going concern" opinion in their audit of our financial statements.


Effect Of Corporate Measures
----------------------------

Certain anti-takeover measures may have an adverse effect on our stock price and may also discourage takeovers that might be beneficial to stockholders. Certain provisions of our Articles of Incorporation, bylaws and Florida law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of the Company, even if such events could be beneficial, in the short-term, to the interests of our stockholders.

The Loss Of Key Personnel Could Adversely Affect Our Business
-------------------------------------------------------------

Our ability to maintain our competitive position depends in part upon the continued contributions of our executive officers. A loss of one or more such officers could have an adverse effect on our business. We do not carry key man insurance on any officers. If we fail to retain qualified individuals for necessary positions, it could have an adverse effect on our business, financial condition and results of operations.

We Don't Expect To Pay Any Dividends
------------------------------------

To date, we have paid no cash dividends or made any stockholder distributions. The payment of dividends on our common stock is within the discretion of the Board of Directors and will depend upon our earnings, its capital requirements,

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


financial condition, and other relevant factors. For the foreseeable future, however, it is not anticipated that we will pay any dividends. Currently, we plan to retain any earnings we receive for the continued development of our business operations.

We May Not Qualify for NASDAQ Listing
-------------------------------------

The Company currently is not listed on the NASDAQ National Market system. The Company cannot assure investors that it will ever meet the criteria for listing the Company's common stock on such market system, which would provide a stronger trading market. Lack of listing on the NASDAQ National Market may make it more difficult for the Company to raise funds through the sale of its' common stock or securities convertible into the Company's common stock.

Forward-Looking Statements
--------------------------

This registration statement and the exhibits hereto contain certain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under Risk Factors and elsewhere in this Registration Statement and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as may, will, should, could, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on currently available information, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

Competition
-----------

     The main competition in the industry comes from major film and television studios that produce and distribute a large percentage of the family and children's programming. The next level of competition is from other independent distributors, many of whom are much larger and better capitalized than CHV.

     To be competitive, we have to be good at selecting high quality, creative productions that have the "pull" of public demand. Similar to TV networks that are trying to pick independently produced series that will become "hits", CHV intends to compete by not only finding winning shows but also by developing strong distribution systems from which it can "push" its licensed properties.

Item 2. Management's Discussion and Analysis or Plan of Operation.

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


     The Company currently has a burn rate of approximately $10,000 per month, which does not include officers and director's compensation of $25,000 per month, which is currently being accrued. The Company can cover these expenses through the increase in video and DVD sales.

     Several methods and sources of operating revenues are available to the company in the broadly defined Entertainment Industry. CHV will take advantage of the opportunities available that fall within the company's business model.

     While the level of success of CHV is initially to be closely tied to the success of the "Gina D's Kids Club" shows, CHV plans to broaden its base of producers and products to the many other small and medium- sized companies that are struggling to get their videos and music recognized by major retailers and distributors. By offering to represent producers for a fee, to the purchase of product distribution rights, CHV feels strongly that it will become a major player in the children/family entertainment industry. As more products are added to those being represented by CHV, economies of scale will lower costs of production for all the company's products or clients, thereby boosting profits.

     The Company also intends to pursue foreign revenues. The Company's focus on Family Entertainment ensures that the content will be acceptable and attractive to foreign buyers. Significant revenues are anticipated from foreign countries, initially where English is spoken and then videos will be re-edited to play in foreign languages. Raven Moon already has the Gina D's Kids Club running in Israel. . As the company grows, it will have the option to assume the responsibility of handling its own foreign distribution, resulting in significant additional revenues.

Licensing, Merchandising & Publishing - Significant income should be produced from licensed merchandise from Raven Moon (through their J&B Toys subsidiary) and others.

In projecting the income of CHV over the next five years, the following assumptions were made:

     1. It is projected that approximately 49 episodes of Gina D's Kids Club and 2 new TV series will be produced over the next five years.

     2. That from this series and TV specials a number of licensable characters, such as the Cuddle Bug and TV Ted plush toys, will gain enough public exposure to create demand for them and related products (T shirts, posters, toys, games, etc.), all of which may have lucrative licensing opportunities, which CHV intends to exploit.

Revenues - for the first year is anticipated to approximately $165,000 derived mainly from production, merchandising distribution & licensing and direct response sales through its own internet website and sales to distributors such as FaithWorks. CHV is in the first year of operation. Startup costs are expected to exceed revenues and the year 2003 represents only seven months of operations starting from June 2003.

The other major potential income source is from merchandising sales related to characters that Raven Moon licenses.

ClubHouse Videos main video product, "Gina D's Kids Club", will begin airing this September in most major markets (New York, Los Angeles, San Francesco, Philadelphia, Chicago, Las Vegas, Atlanta, and Washington, DC) across the country. With increased exposure on Television we expect sales of video/DVD products to increase from an estimated $165,000 the first year to $500,000 in year 2. ClubHouse Videos expenses will also increase based upon the need to manufacture more product, increase advertising budget which is required by many stores, and the need for increased staffing to keep up with demand.

We can not guarantee that we will reach these projections.


Item 3. Description of Property.

     We presently lease office space located at 2005 Tree Folk Lane, Longwood, Florida.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     There are approximately 49,211,050 shares of the Company's common stock issued and outstanding and no preferred shares issued and outstanding. The following table sets forth the information as to the ownership of each person who, as of the date of this report, owns of record, or is known by the company to own beneficially more than 5% of the company's common stock, and the Officers and Directors of the company.

         ------------------------------ ------------------- --------------------
         Name and Address of Beneficial    Number of Shares    % Ownership
                 Owner
         ------------------------------ ------------------- --------------------
         TV Toys, Inc.1                      15,236,200             31
         ------------------------------ ------------------- --------------------
         David Mouery, CEO & President        1,328,571             2.7
         ------------------------------ ------------------- --------------------
         Michael Gibilisco, V.P.              1,160,000             2.3
         ------------------------------ ------------------- --------------------

Item 5. Directors and Executive Officers, Promoters and Control Persons.

     Set forth below are the names and certain information regarding the individuals elected as directors of the Company. The directors serve for a term of 3 years.

         ----------------- --------------------- ------------------------------
               Name                Age                         Title
         ----------------- --------------------- ------------------------------
         David Mouery               45                    President & CEO
         ----------------- --------------------- ------------------------------
         Michael Gibilisco          31                    Vice President
         ----------------- --------------------- ------------------------------

     Club House Videos, Inc. has aligned itself with experienced key personnel and has also entered into consulting agreements to cover areas like website development.


David Mouery, Esq., President & CEO, David D. Mouery has 18 years experience as the former Manager of Film and Television Production at the Walt Disney Company, where he oversaw the post production, audio, camera and recording studio departments and was involved in the development and creation of new film and television programs and technologies. While with Disney, Mr. Mouery managed the business aspects of the various departments he oversaw, including budgeting, purchasing, production proposals and personnel issues. Over the past five years, Mr. Mouery worked from 1999 to 2002 for the law firm of Hanson & Hanson, P.A., in Orlando, Florida, worked from 2002 to 2004 as a staff attorney for the Honorable Earle W. Peterson at the Florida Fifth District Court of Appeal and currently owns and manages, David D. Mouery, P.L., a private Entertainment Law practice in Florida. Mr. Mouery graduated with honors, was a member of the Law Review, and published a legal note on trademark law. He is an attorney and member of the Florida Bar.

     Michael Gibilisco, Vice President has 15 years of experience in the Video and Animation industry, which includes positions as Senior Editor and Producer with Universal and the Television Fox Network. Over the last five years, Mr. Gibilisco has been operating MG Studios a television/production company producing children's programming along with producing children's products and establishing a television market. Also Mr. Gibilisco is a director in the televison business with credits of television programs, animation and multimedia projects. He owns his own full production studio - MG Studios of Longwood, FL.

-------------------------------------
1 Entity controlled by Joey and Bernadette DiFrancesco

Item 6. Executive Compensation.

     Both Executive officers of CHV are deferring all compensation until the company generates sufficient revenue. Once sufficient revenue is in place, both Mr. Mouery and Mr. Gibilisco shall receive as compensation for their services the sum of $150,000 annually, payable monthly.

Item 7. Certain Relationships and Related Transactions.

     Raven Moon Entertainment, Inc., the former parent corporation of CHV, is entitled to receive a perpetual royalty equal to 10% of gross revenues from worldwide sales of the "Gina D's Kids Club" product line by CHV.

     Joey and Bernadette DiFrancesco, Officers and Directors of Raven Moon, are controlling shareholders of TV Toys, Inc., which owns approximately 31% of the outstanding shares of common stock of CHV.

Item 8. Description of Securities.

     The authorized stock of the Company consists of 200,000,000 shares of Common Stock, par value $.0001 per share, approximately 49,211,050 shares of which were outstanding as of November 30, 2003, and 100,000,000 authorized shares of Preferred Stock, par value $.0001 par value, none of which were outstanding as of November 30, 2003.

     Each share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one noncumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     All shares of Common Stock issued and outstanding are, and those offered hereby, when issued, will be fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

Transfer Agent, Registrar and Warrant Agent

     The Company has appointed Florida Atlantic Stock Transfer, Inc. 7130 Nob Hill Road, Tamarac, Florida 33321, as transfer agent and registrar for the Common Stock and Preferred Stock.

Sales Eligible for Future Sale

     Future sales of common stock under Rule 144 may have a depressive effect on the market price of the Company's common stock if a public market develops for such stock and could impair the Company's ability to raise capital through the sale of the Company's equity securities.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the effective date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.
                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Company's Common Stock has been the subject of little or no trading activity. No brokerage firms were making a market in the company's Common Stock to date.

     There are 746 holders of the Common Stock of the company. None of the Preferred Stock has been issued. There has never been any dividend, cash, or otherwise, paid on the Common or Preferred Stock of the company.

     The Common Stock of the company is subject to the "penny stock rules" of Rule 15(g) of the Securities Act of 1934. These rules impose additional sales requirements on broker-dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these Rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before accepting the sale. Accordingly, these penny stock rules may adversely affect the ability of purchasers to resell these securities.

Item 2. Legal Proceedings.

None.

Item 3. Changes in and Disagreements with Accountants.

None.

Recent Sales of Unregistered Securities.

     During 2002 and 2003 Raven Moon Home Video Products, LLC, the predecessor entity to CHV, issued an aggregate of 254 membership units in a private offering exempt from registration under the Securities Act pursuant to Section 4(2) thereof for the total consideration of $2,540,000, which units were converted, as a result of a merger with Clubhouse Videos, Inc., into 38,700,000 shares of common stock of Clubhouse Videos, Inc. No fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any securities.

Item 5. Indemnification of Directors and Officers.

     Our bylaws provide that our officers and directors will be indemnified to the full extent allowed by law against all expenses and liabilities of any claim or suit, including securities violations, unless a finding of willful misfeasance or malfeasance in the performance of that persons duties is found by a court of law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in the Company's Articles of Incorporation or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                                    PART III
Item 1. Index to Exhibits.

(a) The following documents are filed as part of this Form 10-SB:


--------------------------- ----------------------------------------------------
EXHIBIT                     DESCRIPTION
--------------------------- ----------------------------------------------------
1.                          Articles of Incorporation of Clubhouse Videos, Inc.,
                            as filed with the Florida Department of State on
                            February 4, 2003.
--------------------------- ----------------------------------------------------
2.                          Bylaws of Clubhouse Videos, Inc., dated February 4,
                            2003.
--------------------------- ----------------------------------------------------
3.                          Plan of Merger effective February 9, 2003, and
                            Articles of Merger by and among Raven Moon Home
                            Video Products, LLC and Clubhouse Videos, Inc. and
                            dated February 9, 2003.
--------------------------- ----------------------------------------------------
5.                          Licnese Agreement dated February 14, 2003 between
                            Raven Moon Entertainment, Inc. and Clubhouse Videos,
                            Inc.
--------------------------- ----------------------------------------------------
                            Financial Statements.
--------------------------- ----------------------------------------------------
                                       15

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ---------------------------------
                                            Clubhouse Videos, Inc.
                                            Date: September 24, 2004

                                            By:  /s/
                                               ------------------------------
                                                      David Mouery, President
                                                      and CEO




     In accordance with the requirement of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:


Signature and Title

/s/  David D. Mouery                                 Date: September 24, 2004
------------------------------------
     David D. Mouery, Director


/s/  Mike Gibilisco                                  Date: September 24, 2004
------------------------------------
     Mike Gibilisco, Director





                                       16